UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 15, 2021, Global Blue Group Holding AG (the “Company”) held its annual general meeting at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland.

Please refer to Exhibit 99.1 to this Form 6-K for the full slate of matters approved at the annual general meeting.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-259200) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2021

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	2021 Annual General Meeting Results

Exhibit 99.1

At the 2021 Annual General Meeting of Shareholders (the “AGM”) held on September 15, 2021, the Company’s shareholders approved all of the agenda items as proposed by the Board of Directors in the Invitation to the Annual General Meeting as published on August 16, 2021.

The Company’s shareholders approved the following matters at the AGM:

Item 1 - Annual Report 2020/2021, Consolidated Financial Statements 2020/2021, Statutory Financial Statements 2020/21 and Compensation Report 2020/2021. The shareholders approved the Annual Report 2020/2021, Consolidated Financial Statements 2020/2021, Statutory Financial Statements 2020/21 and Compensation Report 2020/2021.

Item 2 - Statutory Financial Statements 2019/2020. The shareholders approved the Statutory Financial Statements 2019/2020.

Item 3 - Appropriation of Available Earnings. The shareholders approved that CHF3,259,00 disposable profit be carried forward.

Item 4 - Discharge of the Board of Directors and of the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and Executive Committee from liability for the fiscal year 2020/2021.

Item 5 - Board elections. The shareholders approved:

5.1 Re-election of the following board members: Thomas Farley, Joseph Osnoss, Christian Lucas, Jacques Stern, Eric Strutz and Eric Meurice.

5.2 Election of the following new board members: Ulf Pagenkopf and Yulei Wang.

5.3 Re-election of Thomas Farley as Chairman of the Board of Directors.

5.4 Election of Thomas Farley, Joseph Osnoss and Eric Strutz as members of the Nomination and Compensation Committee.

Item 6 - Approval of maximum Board Compensation and Executive Committee Compensation. The shareholders approved the aggregate maximum amount of compensation for the Board of Directors of CHF700,000 (excluding employer social security and pension contributions) for the term of office until the AGM 2022. In addition, the shareholders approved the aggregate maximum amount of compensation for the Executive Committee of CHF12.5million for the fiscal year 2022/2023 (excluding employer social security and pension contributions).

Item 7 – Election of Independent Proxy. The shareholders approved the election of Adroit Attorneys-at-Law as Independent Proxy.

Item 8 – Election of Statutory Auditors. The shareholders approved the election of PricewaterhouseCoopers SA as statutory auditors.

Item 9 – Reduction of Share Capital by Cancellation of Series A Preferred Shares. The shareholders approved the reduction of share capital by the cancellation of 5,929,477 Series A Preferred Shares, by amending Article 3a of the Company’s Articles of Association.